UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                              THE KOREA FUND, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    500634100
                                 (CUSIP Number)

                                 Michael Pradko
                        Harvard Management Company, Inc.
                               600 Atlantic Avenue
                           Boston, Massachusetts 02210
                                 (617) 523-4400

                                 with a copy to:

                              Theodore Altman, Esq.
                                Piper Rudnick LLP
                           1251 Avenue of the Americas
                          NEW YORK, NEW YORK 10020-1104

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 23, 2004
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



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--------------------------------                                                        ---------------------------------
CUSIP No. 500634100                          SCHEDULE 13D AMENDMENT NO. 5                           Page 2 of 4 Pages
--------------------------------                                                        ---------------------------------
------------- -----------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

              President and Fellows of Harvard College

------------- -----------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)    |_|
                                                                                                      (b)    |_|

------------- -----------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- -----------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    |_|

------------- -----------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts
------------------------------------ --------- --------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER

                                               9,924,971
                                     --------- --------------------------------------------------------------------------
           OWNED BY EACH                8      SHARED VOTING POWER
       REPORTING PERSON WITH
                                               0
                                     --------- --------------------------------------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               0
                                     --------- --------------------------------------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               0
------------------------------------
------------- -----------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,924,971
------------- -----------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

------------- -----------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22.2%
------------- -----------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              EP
------------- -----------------------------------------------------------------------------------------------------------

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        This fifth amendment (the "Fifth  Amendment") amends and supplements the statement on Schedule 13D, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 (the "Schedule"), previously filed with the Securities and Exchange Commission
on  December  15,  2003  by  the  President  and  Fellows  of  Harvard   College
("Harvard"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of The Korea Fund, Inc., a Maryland corporation (the "Issuer").

         ITEM 4.           PURPOSE OF TRANSACTION

         On September 23, 2004 Sowood Capital Management L.P., ("Sowood"), in its capacity as advisor to Harvard, sent a letter to Robert J. Callander, the Chairman of the board of directors of the Issuer requesting that the board consider an alternative manager for the Issuer. Sowood had received an unsolicited proposal for the alternative manager from representatives of ING Barings. Sowood considers the manager proposed by ING a very credible alternative to the Issuer's existing management. It suggested that ING contact Issuer's board directly since selection of the Issuer's manager is the board's responsibility. The full text of the letter is set forth as Exhibit 99.1 hereto.

         Except as described in this Schedule 13D as amended, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.

         ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Subsections 5(a) and (b) are amended and restated in their entirety to read as follows:

         (a) Harvard is the beneficial owner of 9,924,971 shares of Common Stock (approximately 22.2% of the shares of the Issuer's issued and outstanding Common Stock based on the most recent filing of the Issuer with the SEC).

         (b) Harvard has the sole power to vote 9,924,971 shares of Common Stock. Sowood has assumed sole dispositive power with respect to such shares pursuant to an investment management agreement between Harvard and Sowood.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Sowood has assumed sole dispositive power with respect to the 9,924,971 shares of the Common Stock pursuant to an investment management agreement between Harvard and Sowood.

         ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

         The following document is filed as an Exhibit to this Fifth Amendment:


         EXHIBIT 99.1:     Letter, dated September 23, 2004.





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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.


Dated:  September 24, 2004              PRESIDENT AND FELLOWS OF HARVARD COLLEGE



                                        By: /s/ Nancy Donohue
                                            ----------------------------------
                                            Name: Nancy Donohue, Vice President
                                            Title:  Authorized HMC Signatory